Filed by NYSE Euronext
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Companies:
NYSE Euronext (Commission File No. 333-149480)
The Amex Membership Corporation

NYSE Euronext and Amex Announce Early Termination of the
Hart Scott-Rodino Waiting Period for NYSE Euronext’s Acquisition of Amex

      New York, March 6, 2008 – NYSE Euronext (NYSE Euronext: NYX) and the American Stock Exchange® (Amex®) today announced that the two companies received notification from the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 has been granted in connection with the proposed acquisition of Amex by NYSE Euronext. The proposed acquisition remains subject to the satisfaction of other conditions including the approval of Amex seat owners and the U.S. Securities and Exchange Commission. The parties expect the transaction to close in the third quarter of this year.

For More Information Contact

  American Stock Exchange, Media Relations, Mary Chung, 212-306-1641, mary.chung@amex.com
  NYSE Euronext (New York), Media Relations, Rich Adamonis, 212-656-2140, radamonis@nyx.com
  NYSE Euronext (Paris), Media Relations, Caroline Denton, +33.1.49.27.11.33, c.denton@euronext.com
  NYSE Euronext, Investor Relations, Gary Stein, 212-656-5700, gstein@nyx.com

About NYSE Euronext
NYSE Euronext (NYX) operates the world’s leading and most liquid exchange group, and seeks to provide the highest levels of quality, customer choice and innovation. Its family of exchanges, located in six countries, include the New York Stock Exchange, the world's largest cash equities market; Euronext, the Eurozone's largest cash equities market; Liffe, Europe's leading derivatives exchange by value of trading; and NYSE Arca Options, one of the fastest growing U.S. options trading platforms. NYSE Euronext offers a diverse array of financial products and services for issuers, investors and financial institutions in cash equities, options and derivatives, ETFs, bonds, market data, and commercial technology solutions.  NYSE Euronext's nearly 4,000 listed companies represent a combined $30.5 trillion/€20.9 trillion in total global market capitalization (as of Dec. 31, 2007), more than four times that of any other exchange group. NYSE Euronext's equity exchanges transact an average daily trading value of approximately $141 billion/€103 billion (as of Dec. 31, 2007), which represents more than one-third of the world's cash equities trading. NYSE Euronext is part of the S&P 500 index and the only exchange operator in the S&P 100 index. For more information about NYSE Euronext, please visit www.nyx.com.

About American Stock Exchange
The American Stock Exchange® (Amex®) offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRSSM. In addition to its role as a national equities market, the Amex is the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 381 ETFs to date. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks.

IMPORTANT INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“Amex”), NYSE Euronext has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC, including a final proxy/statement prospectus that will be mailed to Amex seat owners in connection with their approval of the transaction. Such documents, however, are not currently available. AMEX MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Amex seat owners can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY NY 10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements
This press release may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext's and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext's and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext's and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext's and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext,other factors detailed in NYSE Euronext’s reference document for 2006 ("document de référence") filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2006 Annual Report on Form 10-K, as amended, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This press release speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.